Exhibit 99.1

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 22, 2020

To the shareholders of XTL Biopharmaceuticals Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel at 10:00AM. (Israel Time), on January 22, 2020.

The agenda of the Meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2018.

2.	To approve the re-appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2019 and until our next annual general meeting of shareholders, and to authorize our Board of directors to fix such accounting firm’s annual compensation.

4.	To re-elect Messrs. Alexander Rabinovitch, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to our Board of Directors, each for a term expiring at our next annual general meeting of shareholders (a separate vote for each director will be taken). Declaration of Directors Qualification is attached hereto as Annex A.

5.	To elect Mrs. Iris Shapira Yalon to hold office as external director of the Company Board of Directors, commencing as of the Meeting date and for a period of Three (3) years thereon.

6.	To approve the appointment of Doron Turgeman as Chief Executive Officer ("CEO") of the Company, including his terms of employment in such capacity.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on December 23, 2019 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 5 Badner Street, Ramat Gan 5218102, Israel, Attention: Chief Executive Officer.

By Order of the Board of Directors

/s/ Josh Levine
Josh Levine Chief Executive Officer
December 18, 2019

5 Badner St.

Ramat Gan, Israel, 5218102

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 22, 2020

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.1 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with Annual General Meeting of Shareholders, to be held on January 22, 2020, at 10:00 a.m. Israel time at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “XTL Biopharmaceuticals,” “XTL,” “we”, “us”, “our” and the “Company” to refer XTL Biopharmaceuticals Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the annual meeting will be as follows:

1. To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2018.

2. To approve the reappointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm's annual compensation.

3. To re-elect Mr. Alexander Rabinovitch to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4. To re-elect Dr. Jonathan Schapiro to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

5. To re-elect Mr. Shlomo Shalev to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

6. To re-elect Mr. Doron Turgeman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

7. To re-elect Dr. Dobroslav Melamed to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

8. To elect Mrs. Iris Shapira Yalon to hold office as external director of the Company Board of Directors, commencing as of the Meeting date and for a period of Three (3) years thereon.

9. To approve the appointment of Doron Turgeman as CEO including his terms of employment in such capacity commencing as of the Meeting date.

We currently are unaware of any other matters that may be raised at the annual meeting. Should any other matters be properly raised at the annual meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 2 to 9.

Who Can Vote

Only shareholders and ADS holders at the close of business on December 23, 2019 shall be entitled to receive notice of and to vote at the annual meeting.

How You Can Vote

You can vote your ordinary shares by attending the annual meeting. If you do not plan to attend the annual meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company's office at 5 Badner Street, Ramat Gan 5218102, Israel.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the annual meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on December 18, 2019 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ron Soulema, Adv.) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

If you choose to attend the annual meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the annual meeting or at any postponements or adjournments of the annual meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the annual meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the annual meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the annual meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders on or about December 18, 2019 and to ADS holders on or about December 26, 2019. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies Law (the “Companies Law”), you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ron Soulema, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the annual meeting (i.e. January 12, 2020). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., January 17, 2020).

Quorum

At the close of business of December 17, 2019, we had outstanding 514,205,799 ordinary shares, of which 270,351,400 were represented by ADSs. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the annual meeting.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting on such proposals in person or by proxy at the Meeting is necessary for the approval of each of Proposal 2 through 7.

The approvals of Proposals 8 and 9 above require the affirmative vote of simple majority of voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no controlling shareholder within the meaning of the Companies Law.

The Companies Law requires that each shareholder voting on Proposals 8 and 9 will indicate whether or not the shareholder has a personal interest in the proposed resolutions. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposals 8 and 9. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposals 8 and 9 their vote with respect to such Proposals will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs. This will be true even for a routine matter, such as Proposal 2 (the approval of the re-appointment of our independent registered public accounting firm and authorization of our Board of directors to fix such accounting firm’s annual compensation), as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.xtlbio.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSALS 1:

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the annual meeting, in accordance with the requirements of the Companies Law, our auditor’s report, annual report and consolidated financial statements for the years ended December 31, 2018 will be presented. We will furthermore hold a discussion with respect to such financial statements at the annual meeting. This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2018 (filed with the Securities and Exchange Commission on March 11, 2019), may be reviewed at the “Investors” portion of our website at http://www.xtlbio.com, through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il. None of the auditor's report, audited consolidated financial statements, Form 20-F and its amendments or the contents of our website form part of the proxy solicitation material.

PROPOSAL 2

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

At the annual meeting, you will be asked to approve the reappointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 and until our next annual general meeting of shareholders and to authorize our Board of Directors (upon recommendation of the audit committee) and/or the audit committee (subject to ratification by our Board of Directors) to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2017	2018
Services Rendered	(in thousands of USD)
Audit	55	55
Audit related services	25	25
Total	80	80

The audit fees for the years ended December 31, 2018 and 2017 were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial information and statutory audits, including Israeli tax reports.

The audit-related fees for the years ended December 31, 2018 and 2017 were for the Company’s filing of registration statements.

For the fiscal years ended December 31, 2018 and 2017, all of our audit and audit-related fees were pre-approved by our audit committee.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 and until our next annual general meeting of shareholders, and it hereby is, approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the audit committee to fix the independent auditors’ compensation.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our audit committee or Board of Directors to fix the independent auditors’ compensation.

PROPOSALS 3-7:

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Board of Directors currently consists of six directors, including one external director. Our directors, other than the external director, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than external director, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

Each of the nominees, whose professional background is provided below, has advised us that he is willing, able and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named. The Declaration of Directors Qualification is attached hereto as Annex A.

Alexander Rabinovich joined our Board of Directors in April 2017. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Green Forest Holdings Ltd., a fully owned company engaged in capital investments and of Intercure Ltd. In addition he serves as a director of Green Filed Capital Ltd. He served as director in Pilat Media Global PLC, public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange and several other private companies such as Visualety Systems Ltd. Mr. Rabinovich holds a B.A. degree in Economics and Accounting from the University of Haifa.

Dr. Jonathan Schapiro joined our Board of Directors in December 2014. He is currently an Adjunct Clinical Assistant Professor in the Department of Medicine, Division of Infectious Diseases and Geographic Medicine at Stanford University School of Medicine and a Director of HIV/AIDS at the National Hemophilia Center at Sheba Medical Center in Tel-Aviv, Israel. He has served as a committee member on the United States Food and Drug Administration Antiviral Drugs Advisory Committee and is a member of the World Health Organization Global HIV Drug Resistance Network Steering Group. Dr. Schapiro is on the organizing and scientific committee of international conferences on antiviral drug development, clinical pharmacology and resistance, as well as contributing to guidelines publications. His research has appeared in major journals such as Lancet and Annals of Internal Medicine. He has served on the scientific advisory Boards of major pharmaceutical and molecular diagnostic companies and has been involved in the development of multiple antiviral drugs over the last 20 years. Dr. Schapiro has devoted his career to HIV clinical care, research and education since completing his Fellowship in Infectious Diseases and Geographic Medicine at Stanford University School of Medicine, Stanford CA. He graduated from the Ben Gurion University School of Medicine and completed his Medical Residency at the Rabin Medical Center in Israel.

Shlomo Shalev joined our Board of Directors in December 2014 and in August 2015 was appointed to serve as Chairman and served in such capacity until July 2018. He most recently served as Chairman of the Board of Micronet, a TASE listed company. In addition to serving as a Board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

Doron Turgeman joined our Board of Directors in December 2014 and in July 2018 was appointed to serve as Chairman. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Turgeman is currently the Chief Executive Officer of Internet Gold (IGLD), and since 2011 until January 2019 used to be also the CEO of B Communications (BCOM), both of which are listed on the NASDAQ. He has gained considerable experience in mergers and acquisitions involving both debt and equity, with, among other things, the purchase of the controlling interest of Bezeq by B Communications. He is knowledgeable in capital markets in Israel, the U.S. and Europe as well as SEC and TASE reporting standards. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Dr. Dobroslav Melamed joined our Board of Directors in December 2014. He is a biotech entrepreneur with over 10 years of experience in the life science industry. Until September 2014, he was the President of SciVac (formerly SciGen IL), a high growth biopharmaceutical company that develops, manufactures and markets recombinant human health care biotechnology derived products, including vaccines. Dr. Melamed was responsible for SciVac’s operations, clinical trials and new business. Dr. Melamed is the co-founder of Periness LTD, a developer of new drugs for male infertility and Oshadi LTD, a developer of oral carriers for proteins like insulin. He has also been a researcher at Bar-Ilan University’s Male Fertility clinic, where he assisted in the development of new drugs for male infertility; and QBI, where he worked in the Pre-clinical and Research Pharmacology Department establishing In-Vivo models for drug discovery and delivery. Dr. Melamed earned a PhD in Biotechnology and a Bachelor of Arts degree in Biotechnology from the Bar-Ilan University, Israel.

Proposed Resolutions

It is proposed that at the annual meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Alexander Rabinovitch as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Dr. Jonathan Schapiro as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Shlomo Shalev as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Doron Turgeman as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Dr. Dobroslav Melamed as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing director nominees.

It is hereby clarified that resolutions approving the re-election of each director shall be adopted separately.

PROPOSALS 8:

ELECTION OF MRS. IRIS SHAPIRA YALON TO HOLD OFFICE AS EXTERNAL DIRECTOR OF THE BOARD OF DIRECTORS OF THE COMPANY

Background

In accordance with the Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our Board of Directors.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Iris Shapira Yalon

Iris Shapira Yalon most recently served as External Director of Electra Real Estate Ltd., as well as Director of Rotem Industries Ltd. (Israeli government-owned company). In addition to serving as Board member on a number of TASE listed companies, including Computer Direct Group Ltd. and on a dual listed company such as TAT Technologies Ltd., Ms. Yalon served as the Chief Financial Officer of multiple companies such as Kryon Systems Ltd., Haldor Advanced Technologies Ltd., Mofet Technology Fund Ltd., and Cloverleaf Media Ltd.,which was acquired in 2010 by Dot Hill. Moreover, Ms. Yalon has served as Audit Team Manager at Ernest & Young. She earned a BA in Economics and Accounting (cum laude) at Tel Aviv University and she is licensed accountant.

Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, to elect Mrs. Shapira Yalon as external director of the Company Board, commencing as of the Meeting date and for a period of 3 years thereon.”

PROPOSAL 9:

APPROVAL OF THE APPOINTMENT OF DORON TURGEMAN AS CEO OF THE COMPANY INCLUDING HIS TERMS OF EMPLOYMENT

Background

Doron Turgeman joined our Board of Directors in December 2014 and in July 2018 was appointed to serve as Chairman replacing Mr. Shlomo Shalev.

Pursuant to the Companies Law that the appointment of Mr. Turgeman as CEO of the Company and approval of its employment terms is subject to the affirmative vote of simple majority of voting power present at the General Annual Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Mr. Doron Turgeman shall serve as the CEO of the Company as of the Meeting date under the purposed compensation as follows:

1. Monthly Salary – Mr. Turgeman shall be entitled to a fixed gross monthly fee of NIS 30,000 (NIS 360,000 annually), excluding value added tax.

2. Working Hours – Mr. Turgeman shall be employed at a 50% capacity.

3. Social Benefits – Mr. Turgeman shall be entitled to receive monthly car expanses payments of NIS 3,000.

4. Options – Mr. Turgeman shall be issued with 10,000,000 options (the “Options”) to purchase, under the approved ESOP plan of the Company 10,000,000 ordinary shares of the Company consisting about two per cent (2%) of the total issued and outstanding capital share of the Company, at an exercise price of NIS 0.09 per Option. The Options shall vest on a quarterly basis over 36 months, so that 1/12 of the Options shall vest on the last day of each three month period, provided that on such date Mr. Turgeman is still employed by the Company.

Subject to the approval of his appointment as the CEO of the Company, Mr. Turgeman will supersede the current CEO of the Company, Mr. Josh Levine, and correspondingly will assume its duties and responsibilities and will cease to act as the Chairman of the Board.

The Board of Directors and the Compensation Committee of the Company have reviewed the suggested remuneration terms of Mr. Turgeman and have determined that the suggested terms are reasonable and adequate notwithstanding their discrepancy with approved compensation plan of the Company and advise the shareholders to approve such remuneration terms.

Proposed Resolution

It is proposed that at the General Annual Meeting the following resolution be adopted:

“RESOLVED, to approve the appointment and the terms of employment of Mr. Doron Turgeman as CEO of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the appointment and the employment terms of Mr. Doron Turgeman as Company’s CEO. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of this proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the approval of the appointment and the employment terms of Mr. Doron Turgeman as the Company’s CEO. Under the Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the appointment and the employment terms of Mr. Doron Turgeman, in his capacity as the CEO of the Company.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Josh Levine
Josh Levine Chief Executive Officer
Dated: December 18, 2019